Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Second Quarter 2017 Unaudited Financial Results

(Beijing - August 9, 2017) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights

•                  Net revenues were RMB13.4 billion (US$2.0 billion), an increase of 49.4% compared with the second quarter of 2016.

•                  Online game services net revenues were RMB9.4 billion (US$1.4 billion), an increase of 46.5% compared with the second quarter of 2016.

•                  Advertising services net revenues were RMB595.6 million (US$87.9 million), an increase of 12.1% compared with the second quarter of 2016.

•                  E-mail, e-commerce and others net revenues were RMB3.4 billion (US$494.2 million), an increase of 68.9% compared with the second quarter of 2016.

•                  Gross profit was RMB6.7 billion (US$993.7 million), an increase of 27.6% compared with the second quarter of 2016.

•                  Total operating expenses were RMB3.3 billion (US$491.4 million), an increase of 49.2% compared with the second quarter of 2016.

•                  Net income attributable to the Company’s shareholders was RMB3.0 billion (US$438.4 million), an increase of 9.2% compared with the second quarter of 2016. Non-GAAP net income attributable to the Company’s shareholders was RMB3.5 billion (US$512.2 million), an increase of 7.8% compared with the second quarter of 2016.[1]

•                  Diluted earnings per ADS were US$3.31; non-GAAP diluted earnings per ADS were US$3.86.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses and certain impairment on investment. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Second Quarter 2017 Operational Highlights

•                  Further expanded global footprint with Onmyoji, achieving record high downloads in Japan and Southeast Asia.

•                  Launched new mobile titles including Land of Glory and Treasure Hunter, both of which were well received by players in China.

•                  Many legacy titles continued to increase in popularity among players with PC-client game Fantasy Westward Journey Online and mobile game Invincible reaching record high quarterly revenues.

“Our total net revenues grew nearly 50% in the second quarter compared with last year as we continued to invest in new content development that broadens our offering and engages our community across our business lines,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our online games, advertising services and e-commerce divisions continue to grow. While e-commerce is becoming an increasingly important revenue contributor, our self-developed mobile games remain our primary growth engine. During the second quarter, many legacy titles maintained their popularity, while our instant hit title Onmyoji had a natural ebb and flow. To bolster the power of this game’s IP, we recently commenced dedicated brand expansion initiatives, and our international launch strategy is progressing well.”

“Additional penetration in China’s mobile market, as well as overseas markets, offers considerable room for NetEase’s ever-increasing portfolio, particularly as we introduce new gameplay options and genres that diversify and strengthen our offering. We have an exciting pipeline of upcoming games, including the highly anticipated sandbox game Minecraft, as well as Index and Forever 7, two stunning Japanese-themed RPGs. From our time-honored online games and advertising services, to our flourishing Kaola.com and Yanxuan e-commerce divisions, we will look to further strengthen our portfolio and top-quality internet services that propel our business forward,” Mr. Ding concluded.

Second Quarter 2017 Financial Results

Net Revenues

Net revenues for the second quarter of 2017 were RMB13,376.0 million (US$1,973.1 million), compared to RMB13,640.5 million and RMB8,952.8 million for the preceding quarter and the second quarter of 2016, respectively.

Net revenues from online games were RMB9,430.2 million (US$1,391.0 million) for the second quarter of 2017, compared to RMB10,735.5 million and RMB6,438.3 million for the preceding quarter and the second quarter of 2016, respectively. Mobile games accounted for approximately 72.4% of net revenues from online games in the second quarter of 2017, compared to 73.3% and 61.3% for the preceding quarter and the second quarter of 2016, respectively.

Net revenues from advertising services were RMB595.6 million (US$87.9 million) for the second quarter of 2017, compared to RMB445.2 million and RMB531.1 million for the preceding quarter and the second quarter of 2016, respectively. The top performing advertising verticals in the second quarter of 2017 were automobile, internet services and real estate.

Net revenues from e-mail, e-commerce and others were RMB3,350.3 million (US$494.2 million) for the second quarter of 2017, compared to RMB2,459.9 million and RMB1,983.4 million for the preceding quarter and the second quarter of 2016, respectively.

Gross Profit

Gross profit for the second quarter of 2017 was RMB6,736.9 million (US$993.7 million), compared to RMB7,483.6 million and RMB5,280.4 million for the preceding quarter and the second quarter of 2016, respectively.

The year-over-year increase in online games gross profit was primarily driven by revenue contribution from mobile games such as Onmyoji and the mobile version of New Ghost. The quarter-over-quarter decrease in online games gross profit was primarily due to decreased revenue contribution from mobile games.

The year-over-year increase in advertising services gross profit was primarily due to NetEase’s enhanced monetization efforts. The quarter-over-quarter increase in advertising services gross profit was primarily due to seasonality.

The year-over-year decrease in e-mail, e-commerce and others gross profit was primarily due to decreased revenue contribution from certain e-commerce businesses with relatively higher gross profit margins.

Gross Profit Margin

Gross profit margin for the online games business for the second quarter of 2017 was 63.1%, compared to 63.9% and 66.2% for the preceding quarter and the second quarter of 2016, respectively. The year-over-year decrease in gross profit margin was mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games net revenues.

Gross profit margin for the advertising services business for the second quarter of 2017 was 67.6%, compared to 57.3% and 65.5% for the preceding quarter and the second quarter of 2016, respectively. The year-over-year increase in gross profit margin was mainly due to NetEase’s enhanced monetization efforts. The quarter-over-quarter increase in gross profit margin was mainly due to seasonality.

Gross profit margin for the e-mail, e-commerce and others businesses for the second quarter of 2017 was 11.3%, compared to 14.8% and 33.8% for the preceding quarter and the second quarter of 2016, respectively. The year-over-year and quarter-over-quarter changes in gross profit margin were primarily attributable to changes in NetEase’s e-commerce business mix.

Operating Expenses

Total operating expenses for the second quarter of 2017 were RMB3,331.5 million (US$491.4 million), compared to RMB2,711.7 million and RMB2,232.5 million for the preceding quarter and the second quarter of 2016, respectively. The year-over-year and quarter-over-quarter increases in operating expenses were mainly due to higher staff-related costs resulting from an increase in headcount and average compensation, increased selling and marketing expenses mainly related to online games, and operating expenses related to NetEase’s e-commerce businesses.

Income Taxes

The Company recorded a net income tax charge of RMB703.5 million (US$103.8 million) for the second quarter of 2017, compared to RMB943.0 million and RMB262.7 million for the preceding quarter and the second quarter of 2016, respectively. The effective tax rate for the second quarter of 2017 was 19.0%, compared to 19.0% and 8.6% for the preceding quarter and the second quarter of 2016, respectively. The year-over-year increase in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were recognized as Key Software Enterprises in the second quarter of 2016 and subject to a preferential tax rate of 10% for 2015, and the Company recognized related tax credits in the second quarter of 2016. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income After Tax

Net income attributable to the Company’s shareholders for the second quarter of 2017 totaled RMB3.0 billion (US$438.4 million), compared to RMB3.9 billion and RMB2.7 billion for the preceding quarter and the second quarter of 2016, respectively. Non-GAAP net income attributable to the Company’s shareholders for the second quarter of 2017 totaled RMB3.5 billion (US$512.2 million), compared to RMB4.3 billion and RMB3.2 billion for the preceding quarter and the second quarter of 2016, respectively.

During the second quarter of 2017, the Company had a net foreign exchange loss of RMB131.3 million (US$19.4 million), compared to a net foreign exchange loss of RMB48.5 million and a net foreign exchange gain of RMB77.3 million for the preceding quarter and the second quarter of 2016, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$3.33 and US$3.31, respectively, for the second quarter of 2017. The Company reported basic and diluted earnings per ADS of US$4.40 and US$4.36, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$3.06 and US$3.04, respectively, for the second quarter of 2016. Non-GAAP basic and diluted earnings per ADS were US$3.89 and US$3.86, respectively, for the second quarter of 2017, compared to non-GAAP basic and diluted earnings per ADS of US$4.86 and US$4.82, respectively, in the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$3.62 and US$3.60, respectively, for the second quarter of 2016.

Quarterly Dividend

The board of directors has approved a dividend of US$0.83 per ADS for the second quarter of 2017, which is expected to be paid on September 1, 2017 to shareholders of record as of the close of business on August 25, 2017.

NetEase paid a dividend of US$1.08 per ADS for the first quarter of 2017 on June 2, 2017.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of June 30, 2017, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB41.2 billion (US$6.1 billion), compared to RMB36.9 billion as of December 31, 2016. Cash flow generated from operating activities was RMB2.3 billion (US$342.4 million) for the second quarter of 2017, compared to RMB4.0 billion and RMB3.3 billion for the preceding quarter and the second quarter of 2016, respectively.

Share Repurchase Program

On November 15, 2016, the Company announced that its board of directors approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. As of June 30, 2017, the Company had repurchased approximately 366,000 ADSs for approximately US$100.3 million under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.7793 on June 30, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2017, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, August 9, 2017 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 10, 2017). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-866-548-4713 (international: 1-323-794-2093), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 7183454#. The replay will be available through August 23, 2017.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®, Diablo® III: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce businesses and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses and certain impairment on investment. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses and certain impairment on investment, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses and certain impairment on investment have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	June 30,	June 30,
	2016	2017	2017
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	5,439,499	3,012,500	444,367
Time deposits	19,361,098	25,347,548	3,738,962
Restricted cash	3,473,273	5,614,654	828,206
Accounts receivable, net	4,251,297	3,403,854	502,095
Prepayments and other current assets	5,276,082	7,461,394	1,100,614
Short-term investments	11,582,116	12,780,431	1,885,214
Total current assets	49,383,365	57,620,381	8,499,458

Non-current assets:
Property, equipment and software, net	2,419,510	2,981,909	439,855
Land use right, net	588,887	582,742	85,959
Deferred tax assets *	560,323	634,344	93,571
Time deposits	550,000	50,000	7,375
Restricted cash	2,060,000	650,200	95,910
Other long-term assets	2,469,775	2,683,377	395,820
Total non-current assets	8,648,495	7,582,572	1,118,490
Total assets	58,031,860	65,202,953	9,617,948

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,396,187	1,898,547	280,051
Salary and welfare payables	1,491,448	1,564,014	230,704
Taxes payable	1,722,501	1,548,092	228,356
Short-term loans	3,815,691	5,377,687	793,251
Deferred revenue	7,531,238	6,112,963	901,710
Accrued liabilities and other payables	3,219,419	3,688,146	544,030
Total current liabilities	19,176,484	20,189,449	2,978,102

Long-term payable:
Deferred tax liabilities *	392,235	281,181	41,476
Other long-term payable	200	200	30
Total liabilities	19,568,919	20,470,830	3,019,608

Redeemable noncontrolling interests	—	504,241	74,380

Total NetEase, Inc.’s equity	38,191,081	43,538,025	6,422,201
Noncontrolling interests	271,860	689,857	101,759
Total shareholders’ equity	38,462,941	44,227,882	6,523,960

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	58,031,860	65,202,953	9,617,948

The accompanying notes are an integral part of this press release.

*In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”) as non-current in the balance sheets.  Pursuant to the guidance, the Company retrospectively reclassified current DTA and current DTL to non-current assets and to non-current liabilities, respectively, in the consolidated balance sheet as of December 31, 2016.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)

Net revenues	8,952,823	13,640,546	13,376,048	1,973,072

Cost of revenues	(3,672,473)	(6,156,929)	(6,639,158)	(979,328)

Gross profit	5,280,350	7,483,617	6,736,890	993,744

Selling and marketing expenses	(1,169,523)	(1,228,854)	(1,685,699)	(248,654)
General and administrative expenses	(336,675)	(558,028)	(594,344)	(87,670)
Research and development expenses	(726,253)	(924,797)	(1,051,477)	(155,101)
Total operating expenses	(2,232,451)	(2,711,679)	(3,331,520)	(491,425)

Operating profit	3,047,899	4,771,938	3,405,370	502,319
Other income:
Investment (loss)/ income, net	(231,627)	43,284	105,053	15,496
Interest income, net	117,858	149,828	162,078	23,908
Exchange gains/ (losses), net	77,270	(48,525)	(131,305)	(19,369)
Other, net	35,425	37,687	156,703	23,115

Net income before tax	3,046,825	4,954,212	3,697,899	545,469
Income tax	(262,651)	(943,032)	(703,465)	(103,767)

Net income after tax	2,784,174	4,011,180	2,994,434	441,702
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(63,566)	(88,414)	(22,323)	(3,293)
Net income attributable to the Company’s shareholders	2,720,608	3,922,766	2,972,111	438,409

Basic earnings per share	0.83	1.19	0.90	0.13
Basic earnings per ADS	20.75	29.83	22.55	3.33
Diluted earnings per share	0.82	1.18	0.90	0.13
Diluted earnings per ADS	20.62	29.55	22.41	3.31

Weighted average number of ordinary shares outstanding, basic	3,277,884	3,288,105	3,294,950	3,294,950
Weighted average number of ADS outstanding, basic	131,115	131,524	131,798	131,798
Weighted average number of ordinary shares outstanding, diluted	3,298,971	3,318,547	3,315,410	3,315,410
Weighted average number of ADS outstanding, diluted	131,959	132,742	132,616	132,616

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,784,174	4,011,180	2,994,434	441,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,809	146,144	170,571	25,161
Impairment loss for investments	266,659	22,200	4,000	590
Share-based compensation cost	233,277	413,420	500,082	73,767
Allowance for provision for doubtful debts	2,645	3,188	10,940	1,614
Losses/ (gains) on disposal of property, equipment and software	1,638	(316)	444	65
Unrealized exchange (gains)/ losses	(95,078)	42,125	121,586	17,935
Gain on disposal of long-term investments	—	—	(9,595)	(1,415)
Deferred income taxes	49,846	(279,046)	105,717	15,594
Net equity share of loss from associated companies	30,318	27,074	8,187	1,208
Fair value changes of short-term investments	(70,058)	(89,505)	(105,746)	(15,598)
Changes in operating assets and liabilities:
Accounts receivable	(76,623)	564,743	266,928	39,374
Prepayments and other current assets	(566,484)	(1,302,870)	(913,656)	(134,771)
Accounts payable	(184,894)	170,289	334,678	49,368
Salary and welfare payables	133,655	(160,858)	233,427	34,432
Taxes payable	(157,372)	779,410	(952,134)	(140,447)
Deferred revenue	351,833	(573,805)	(844,471)	(124,566)
Accrued liabilities and other payables	506,469	257,788	395,975	58,408
Net cash provided by operating activities	3,286,814	4,031,161	2,321,367	342,421

Cash flows from investing activities:
Purchase of property, equipment and software	(262,090)	(325,438)	(433,021)	(63,874)
Proceeds from sale of property, equipment and software	903	852	1,921	283
Purchase of other intangible assets	—	—	(25)	(4)
Purchase of land use right	(60)	—	—	—
Net change in short-term investments with terms of three months or less	1,146,451	1,839,344	(1,558,339)	(229,867)
Purchase of short-term investments	(5,395,000)	(4,465,000)	(4,926,000)	(726,624)
Proceeds from maturities of short-term investments	2,392,993	3,229,235	4,877,695	719,498
Proceeds from disposal of long-term investments	—	—	9,983	1,473
Transfer to restricted cash	(364,046)	(13,822)	(717,855)	(105,889)
Placement/rollover of matured time deposits	(3,638,198)	(8,856,849)	(3,859,217)	(569,265)
Proceeds from maturities of time deposits	2,936,840	3,109,265	3,875,136	571,613
Net change in other assets	(135,589)	(134,573)	(301,311)	(44,447)
Net cash used in investing activities	(3,317,796)	(5,616,986)	(3,031,033)	(447,103)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	2,261,420	12,137,004	14,433,788	2,129,097
Payment of short-term bank loans	(2,261,420)	(11,447,074)	(13,450,327)	(1,984,029)
Capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders	—	500,000	311,500	45,949
Repurchase of shares	(732,130)	(163,279)	(527,821)	(77,858)
Dividends paid to shareholders	(617,059)	(917,088)	(980,513)	(144,633)
Net cash (used in)/ provided by financing activities	(1,349,189)	109,563	(213,373)	(31,474)

Effect of exchange rate changes on cash held in foreign currencies	52,798	(3,986)	(23,712)	(3,498)
Net decrease in cash and cash equivalents	(1,327,373)	(1,480,248)	(946,751)	(139,654)
Cash and cash equivalents, beginning of the period	6,584,533	5,439,499	3,959,251	584,021
Cash and cash equivalents, end of the period	5,257,160	3,959,251	3,012,500	444,367

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	166,922	1,003,426	735,718	108,524
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	172,059	282,753	259,657	38,301

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	6,438,279	10,735,463	9,430,175	1,391,025
Advertising services	531,116	445,187	595,593	87,855
E-mail, e-commerce and others	1,983,428	2,459,896	3,350,280	494,192
Total net revenues	8,952,823	13,640,546	13,376,048	1,973,072

Cost of revenues:
Online game services	(2,176,988)	(3,871,955)	(3,475,188)	(512,618)
Advertising services	(183,305)	(190,241)	(192,955)	(28,462)
E-mail, e-commerce and others	(1,312,180)	(2,094,733)	(2,971,015)	(438,248)
Total cost of revenues	(3,672,473)	(6,156,929)	(6,639,158)	(979,328)

Gross profit:
Online game services	4,261,291	6,863,508	5,954,987	878,407
Advertising services	347,811	254,946	402,638	59,393
E-mail, e-commerce and others	671,248	365,163	379,265	55,944
Total gross profit	5,280,350	7,483,617	6,736,890	993,744

Gross profit margin:
Online game services	66.2%	63.9%	63.1%	63.1%
Advertising services	65.5%	57.3%	67.6%	67.6%
E-mail, e-commerce and others	33.8%	14.8%	11.3%	11.3%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.7793 on the last trading day of June 2017 (June 30, 2017) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:   Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	105,421	170,229	198,732	29,315
Operating expenses
- Selling and marketing expenses	13,229	19,609	22,899	3,378
- General and administrative expenses	54,645	120,958	147,515	21,760
- Research and development expenses	59,982	102,624	130,936	19,314

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	2,720,608	3,922,766	2,972,111	438,409
Add: Share-based compensation	233,277	413,420	500,082	73,767
Impairment on investment	266,659	—	—	—
Non-GAAP net income attributable to the Company’s shareholders	3,220,544	4,336,186	3,472,193	512,176

Non-GAAP basic earnings per share	0.98	1.32	1.05	0.16
Non-GAAP basic earnings per ADS	24.56	32.97	26.34	3.89
Non-GAAP diluted earnings per share	0.98	1.31	1.05	0.15
Non-GAAP diluted earnings per ADS	24.41	32.67	26.18	3.86

The accompanying notes are an integral part of this press release.